

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 10, 2013

<u>Via E-mail</u>
Mr. Stephen D. Newlin
Chairman, President, and Chief Executive Officer
PolyOne Corporation
PolyOne Center
33587 Walker Road
Avon Lake, OH 44012

> **Re: PolyOne Corporation**
> **Registration Statement on Form S-4**
> **Filed December 17, 2012**
> **File No. 333-185533**

Dear Mr. Newlin:

    We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you intend to file by amendment the legal and tax opinions as exhibits to the registration statement. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement's effectiveness.

2. If Jones Day and K&L Gates LLP elect to file short form tax opinions, note that the opinions and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes the opinions. The disclosure in the proxy statement/prospectus and the opinions should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

Questions and Answers about the Merger and the Special Meetings, page 1

3. You currently repeat information in your Q&A and Summary sections. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger in the Summary.

Opinion of Spartech's Financial Advisor…, page 6

4. Please disclose the portion of the advisor's fee which is contingent upon the consummation of the merger.

Q: What are the material United States federal income tax consequences of the merger to me?, page 4; Material United States Federal Income Tax Consequences (beginning on page [ ], page 14; Material United States Federal Income Tax Consequences, page 86

5. We note the "is intended," "intend," and "assuming that" language. Revise to remove any uncertainty about the transaction's tax treatment to stockholders.

6. Delete the word "generally" on pages 4 and 14 because the word "generally" may imply that stockholders cannot rely on the disclosure. Similarly, delete the word "generally" in the sixth paragraph on page 86 and the subsequent paragraphs on pages 87 and 88 for the same reason.

Comparative Per Share Data, page 23

7. Please provide the comparative per share data required by Item 3(f) of the Form S-4 Instructions.

Background of the Merger, page 43

8. Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

9. Rather than simply enumerating the topics presented or reviewed by representatives

of Barclays Capital Inc. in discussions with the Spartech board of directors on April 26, 2012, August 23, 2012, September 19 and 20, 2012, and October 1, 2012, please elaborate on the topics presented or reviewed by Barclays Capital Inc. in those discussions.

10. Please elaborate on the September 20, 2012 presentation by PolyOne senior management to the Spartech board of directors and Spartech senior management on PolyOne's strategy and results.

11. Please elaborate on the October 17, 2012 presentation by members of Spartech's senior management to PolyOne senior management on Spartech's anticipated fourth quarter results.

Spartech's Reasons for the Merger, page 53

12. Please expand your discussion of the various reasons and rationale behind the transaction, including addressing the basis for the expected synergies between the companies.

13. Please include in the fourth factor considered by the Spartech board of director a meaningful discussion and analysis of the historical and current information concerning PolyOne and Spartech's businesses, financial performance and condition, operations, management, competitive positions and prospects, before and after giving effect to the merger and the merger's potential effect on stockholder value, so that stockholders may understand why the Spartech board of directors thought that the factor supported its decision to recommend that Spartech's stockholders approve the adoption of the merger agreement.

Opinion of Spartech's Financial Advisor, page 57

14. Provide us two copies of all outlines, summaries, reports, projections, or board books prepared and furnished by Barclays Capital Inc. to Spartech's board of directors.

Selected Comparable Company Analysis, page 60

15. Please disclose the methodology and criteria used in selecting these companies.

16. Please disclose whether any companies meeting these criteria were excluded from the analysis and the reasons for doing so.

Unaudited Pro Forma Condensed Combined Financial Statements, page 110

17. Please revise the pro forma income statements to clarify that the line item "Net income (loss) from continuing operations" excludes non-recurring items, if true. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance. Please revise to

disclose in the footnotes the non-recurring PolyOne 2011 gain on the sale of the SunBelt equity investment.

Note 3: Estimated Purchase Price Allocation, page 117

18. Please separately present the fair value of any probable loss contingencies that you considered when preparing the purchase price allocation. Please provide an explanation for material differences between your estimate and Spartech's estimate of the probable loss.

Note 4: Description of Pro Forma Adjustments, page 118

19. You state on page 115 that acquisition-related transaction costs such as legal, advisory valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred. Please tell us your consideration for providing a pro forma adjustment to reverse any such direct and incremental costs as they would be deemed not to have a continuing impact on the post-combined entity.

Exhibit 99.3

20. Please ensure that the proxy card is marked is "preliminary" until the time that you file a definitive proxy statement. See Rule 14a-6(b).

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Jenn Do at (202) 551-3743 or Alfred P. Pavot, Jr. at (202) 551-3738. You may direct questions on other disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
       James P. Dougherty, Esq.
       Michael J. Solecki, Esq.
       Jones Day